FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

MEDIA RELEASE

Wavecom Announces Fourth Quarter and Full Year
2006 Financial Results

     Revenue growth of 46 % Year-on-Year
Gross Margin 46% for Q4 and 43% for Full Year 2006

Net Profit of €4.7 Million in Full-Year 2006

Issy-les-Moulineaux (France) – February 8, 2007 – Wavecom S.A., today announced financial results for its fourth quarter ending December 31, 2006.

Ron Black, Wavecom Chief Executive Officer, commented, “We are very pleased with both the fourth quarter and full-year 2006 financial results, having realized our second consecutive profitable year since refocusing the company on industrial and automotive wireless applications. Throughout the year we expanded our product portfolio with enhancements to our Open AT® software suite, as well as introducing another first in the market -- Wireless Microprocessor®. Technology ownership has allowed us to continuously differentiate our products, simultaneously bringing customers the lowest total cost of ownership and investment protection. Additionally, in 2006, we acquired and successfully integrated the machine-to-machine business of Sony Ericsson, reinforcing our leadership position. We are well-positioned for an even better 2007, further expanding our customer base and launching even more novel products.”

In millions of euros	Historical	Consolidated	Consolidated	Full-Year	Full-Year
Under US GAAP	Wavecom	results	results

	Q4 2005*	Q3 2006	Q4 2006	2005*	2006

Revenues	30.7	55.9	54.8	129.2	188.8

Gross profit	14.9	19.9	25.0	59.3	80.3

Operating expenses	14.0	19.3	21.2	55.3	74.6

Operating income	0.9	0.6	3.8	4.0	5.6

Net income	1.4	1.2	3.1	8.7	4.7

Additional information

Operating income	0.9	0.6	3.8	4.0	5.6

Stock option-related expenses	-	(0.7)	(0.7)	-	(2.1)

Amortization expense related to acquisition	-	(1.2)	(1.1)	-	(4.5)

Operating income before stock-option
compensation and amortization expense	0.9	2.5	5.6	4.0	12.2
related to acquisition

*Note: 2005 results are prior to the acquisition of the Sony Ericsson M2M business unit that closed on April 26, 2006.

Fourth Quarter and Full-Year 2006 Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release. Wavecom consolidated financials for the full-year 2006 include eight months of results associated with the acquisition of certain assets of Sony Ericsson’s M2M business. The figures as reported with respect to the acquired assets are still pending receipt of certain data from the seller.

Revenues: Fourth quarter 2006 consolidated revenues were €54.8 million, a decline of 2% from the third quarter 2006, and an increase of 79% from the fourth quarter of 2005. This sequential revenue decline is solely related to the planned GR/GS and CM-52 product transitions in the acquired business. Revenue from the existing Wavecom products grew modestly. Full-year revenues reached €188.8 million in 2006, compared to €129.2 million in 2005.

In the fourth quarter, the product revenues represented 89% of total sales with a breakdown by region as follows: EMEA 54%; Americas 31%; and APAC 15%. The remaining 11% of total sales were generated by licensing and servicing fees. The customer portfolio remained balanced in the fourth quarter, with the top ten customers representing 51% of revenues as compared to 52% in the previous quarter. For the full-year 2006, the top ten customers represented 46%, five of which are direct customers.

Backlog: Our 12-month backlog on December 31, 2006, increased 5% to €51.5 million, from €49.2 million as of September 30, 2006, with a particularly strong backlog coming from the Americas region. We also received significant additional orders for the GR/GS and CM-52 products in early January 2007 which are not included in the reported backlog.

Gross Margin: For the full-year 2006, gross margin reached 42.5% compared to 45.9% in 2005. This year-on-year decline was largely related to the low-margin products from the acquired business.

Gross margin for the fourth quarter was €25.0 million, representing 45.6% of revenues, compared to 35.6% in the third quarter. This increase was due to the licensing revenue that we announced and recognized in the fourth quarter, as well as improved margins from products coming from the acquired business. This improvement makes us confident that we are on the way to achieving in 2007 a gross margin for the acquired products that is typical of the rest of our product lines.

Operating Expenses: Total operating expenses for the fourth quarter 2006 were €21.2 million, an increase from the third quarter level of €19.3 million. This increase was due largely to an increase in bonus accrual as company performance surpassed certain financial milestones during the quarter, as well as audit costs related to carve-out financial statements for the acquired business. In a year-on-year comparison, the operating expenses increased from €55.3 million to €74.6 million, owing to the major acquisition in 2006.

As indicated in the above table, during the fourth quarter 2006, we continued to have a number of accounting charges related to stock option expenses totaling €0.7 million, and to the amortization of the acquired intangible assets for €1.1 million.

Profit: Operating income for the fourth quarter was €3.8 million, increasing significantly from €0.6 million in the previous quarter. On a year-on-year basis, operating income increased from €4.0 million in 2005 to €5.6 million in 2006. Net income for the fourth quarter 2006 was €3.1 million, showing an increase versus the €1.2 million from the previous quarter, though we recorded a net foreign exchange loss of approximately €1.0 million for the fourth quarter 2006 versus a net foreign exchange gain of approximately €0.3 million for the previous quarter. For the full-year 2006, net income declined from €8.7 million in 2005 to €4.7 for 2006, due to currency exchange rate effects.

As shown in the above table, on a non-GAAP basis, which excludes stock option expenses and expenses related to our acquisition, the operating income would have been €5.6 million for the fourth quarter, compared to €2.5 million for the previous quarter.

Balance sheet: Wavecom’s cash position grew significantly quarter-on-quarter to €54.8 million at December 31, 2006 from €48.4 million at September 30, 2006. This increase was due to the strong operating result in the fourth quarter, as well as reduced working capital requirements as the company continued to drive good cash management practices. This increase occurred despite a final payment of €5 million for the acquired business. A total of €30.0 million was paid to the seller in 2006 for this acquisition.

Inventories of both finished products and components as of December 31, 2006, stood at €6.6 million, compared to €11.2 million at the end of the previous quarter. This decline in net inventory was due mainly to the successful completion of the consolidation of our production activities from the acquired business to our historical outsource manufacturer.

Business news:

•	Wavecom announced today the launch of Remote Device Management Services (or
RDM Services) to complement its Wireless CPU®, Wireless Microprocessor® and Open AT®
Software Suite portfolio. Using this new service, customers can develop or enhance their own offers in areas like after-sale repair, preventative maintenance, and new product feature updates.

•	eRide and Wavecom announced their collaboration that brings a new generation of location and navigation capabilities to mobile applications. This latest Open AT® Plug-In, C-GPS, based on Wavecom and eRide’s market-leading A-GPS technology, is designed especially to be used in conjunction with Wavecom’s Q2686, Q2687 Wireless CPU®s (Central Processing
Unit) as well as Wireless Microprocessor® and targets all devices in the vehicle, people and asset tracking and management markets.

•	Wavecom solutions are now Eclipse™-Ready. Wavecom announced that the Open AT®
Software Suite IDE (Integrated Development Environment) tools are now designed to be
Eclipse™ Ready, using tools from the popular open-source development community. Future application developments can be done with Wavecom’s Open AT® SDK (Software
Development Kit) taking advantage of the Eclipse™ community. This access to the Eclipse™
community will be available to developers free of charge, without license fees, NRE (Non
Recurring Expense) costs or any additional fees for developer seats.

•	Wavecom announced the availability of an extended warranty period of five years on its
Q24 and Q26 series of Wireless CPU®s -- significantly lengthening the current industry standard warranty period of one to two years. This five-year warranty duration fulfills the demands of our customers since many products carry service contracts for as long as five years. The extended warranty option will also be available on Wireless Microprocessor® when they begin volume shipping.

•	Wavecom joined ERTICO alliance. ERTICO is a partnership of companies involved in the
European transport system whose goal is to reinforce a future European transport system that is safer, more efficient, more sustainable and more secure than today. Through Intelligent
Transport Systems (ITS) and Services technology, combined with the appropriate investment in infrastructure, the partnership efforts will result in reducing the number of accidents and congestion, while making transport networks more secure and minimizing their impact on the environment. A key topic of ERTICO is eCall, a pan–European emergency call service designed to be implemented in all new car models as soon as 2009.

Further commenting on the state of the business, Chantal Bourgeat, Wavecom CFO added, “With the integration of a major acquisition complete, the consolidation of our manufacturing sites well under way, and the launch of new products with higher margins, we are well-positioned to see increased operating margins in 2007.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call in English reserved for financial professionals commenting on its fourth quarter and full-year 2006. To access this call, please use the following numbers: +33 (0)1 70 99 42 67 in France, +44 (0)20 7365 1851 in the U.K. and +1 718 354 1152 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q1 2007 results on April 25, 2007 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Camberley (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel:+ 1 203-431-0587
Tel. +33 1 46 29 41 81	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on fourth parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

		Three months ended
	December 31,	September 30,	December 31,
	2005	2006	2006

	Euro	Euro	Euro
Revenues :
Product sales	29,490	54,992	48,753
Services revenue	682	408	1,647
Licensing revenue	484	485	4,369

	30,656	55,885	54,769
Cost of revenues :
Cost of goods sold	15,565	35,206	28,741
Cost of services	228	802	1,048

	15,793	36,008	29,789

Gross profit	14,863	19,877	24,980
Operating expenses :
Research and development	6,517	8,140	8,306
Sales and marketing	3,009	3,628	4,344
General and administrative	4,370	6,325	7,448
Acquired in process technology	-	-	50
Amortization of acquired intangible assets	-	1,163	1,082
Restructuring costs	78	-	-

Total operating expenses	13,974	19,256	21,230

Operating income	889	621	3,750

Interest income and other financial income, net	251	264	360
Foreign exchange gain (loss), net	249	354	(964)

Total financial income (loss)	500	618	(604)

Income before minority interests and income taxes	1,389	1,239	3,146
Minority interests	-	-	-

Income before income taxes	1,389	1,239	3,146
Income tax expense (benefit)	(12)	20	34

Net income	1,401	1,219	3,112

Basic net income per share	0.09	0.08	0.20

Diluted net income per share	0.09	0.08	0.19

Number of shares used for computing :
- basic	15,358,882	15,385,077	15,390,765
- diluted	15,881,053	15,905,833	16,008,840

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Years ended December 31,
	2005	2006

	Euro	Euro
Revenues :
Product sales	125,952	180,393
Services revenue	1,827	2,542
Licensing revenue	1,453	5,823

	129,232	188,758
Cost of revenues :
Cost of goods sold	69,094	105,775
Cost of services	842	2,723

	69,936	108,498

Gross profit	59,296	80,260
Operating expenses :
Research and development	24,066	30,250
Sales and marketing	11,725	14,706
General and administrative	17,861	25,187
Acquired in process technology	-	1,450
Amortization of acquired intangible assets	-	3,020
Restructuring costs	1,684	-

Total operating expenses	55,336	74,613

Operating income	3,960	5,647

Interest income and other financial income, net	1,011	1,120
Foreign exchange gain (loss), net	4,118	(1,939)

Total financial income (loss)	5,129	(819)

Income before minority interests and income taxes	9,089	4,828
Minority interests	-	-

Income before income taxes	9,089	4,828
Income tax expense	395	125

Net income	8,694	4,703

Basic net income per share	0.57	0.31

Diluted net income per share	0.56	0.30

Number of shares used for computing :
- basic	15,352,233	15,383,883
- diluted	15,661,001	15,942,182

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	December 31,
	2005	2006

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	60,663	54,776
Accounts receivable, net	24,271	28,727
Inventory	6,448	6,631
Value added tax recoverable	842	602
Prepaid expenses and other current assets	2,741	2,361

Total current assets	94,965	93,097

Other assets :
Long-term investments	3,585	3,639
Other assets	4,146	3,166
Research tax credit	1,529	1,771
Deferred tax assets	9,617	9,617
Intangible and tangible assets, net	6,236	19,770
Goodwill	-	8,117

Total assets	120,078	139,177

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	24,314	36,254
Accrued compensation	6,732	9,367
Current portion of other accrued expenses	3,831	3,713
Current portion of capitalized lease obligations	303	233
Deferred revenue and advances received from customers	2,564	98
Other liabilities	225	653

Total current liabilities	37,969	50,318

Long-term liabilities :
Long-term portion of other accrued expenses	16,775	15,957
Long-term portion of capitalized lease obligations	94	385
Other long-term liabilities	1,100	858

Total long-term liabilities	17,969	17,200

Commitments and contingencies
Shareholders' equity :
Shares, euro 1 nominal value, 15,554,153 shares authorized, issued and outstanding at
December 31, 2006 (15,531,813 at December 31, 2005)	15,532	15,554
Additional paid-in capital	137,180	137,303
Treasury stock at cost (156,345 shares at December 31, 2006 and December 31, 2005)	(1,312)	(1,312)
Accumated deficit	(84,650)	(79,947)
Accumulated other comprehensive income (loss).	(2,610)	61

Total shareholders' equity	64,140	71,659

Total liabilities and shareholders' equity	120,078	139,177

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Years ended December 31,
	2005	2006

	Euro	Euro
Cash flows from operating activities :
Net income	8,694	4,703
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of intangible and tangible assets	6,136	8,699
Share-based compensation	-	2,090
Loss (gain) on sales and retirement of tangible assets	1,204	(9)
Net increase (decrease) in cash from working capital items	(13,134)	14,525

Net cash provided by operating activities	2,900	30,008

Cash flows from investing activities :
Disposal (acquisition) of long-term investments	5,432	(53)
Purchases of intangible and tangible assets	(1,688)	(5,504)
Acquisition of assets, net of cash acquired	-	(29,755)
Proceeds from sale of intangible and tangible assets	959	206

Net cash provided (used) by investing activities	4,703	(35,106)

Cash flows from financing activities :
Principal payments on capital lease obligations	(447)	(378)
Proceeds from exercise of stock options and founders' warrants.	167	145

Net cash used in financing activities	(280)	(233)
Effect of exchange rate changes on cash and cash equivalents	22	(556)

Net increase (decrease) in cash and cash equivalents	7,345	(5,887)
Cash and cash equivalents, beginning of period	53,318	60,663

Cash and cash equivalents, end of period	60,663	54,776

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date:February 8, 2007	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer